Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2024

In this report, as used herein, and unless the context suggests otherwise, the terms “TAOP,” “Company,” “we,” “us” or “ours” refer to the combined business of Taoping Inc. (F/K/A China Information Technology, Inc.), its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “Renminbi” and “RMB” are to the legal currency of China. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 25, 2024 (the “2023 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2023 Form 20-F under “Item 3. Key Information-D. Risk Factors” or in other parts of the 2023 Form 20-F.

Overview

We are a provider of cloud-based technologies for Smart City IoT platforms, digital advertising delivery, and other internet-based information distribution systems in China. Our Internet ecosystem enables all participants of the new media community to efficiently promote branding, disseminate information, and exchange resources. In addition, we provide a broad portfolio of software and hardware with fully integrated solutions, including information technology infrastructure, Internet-enabled display technologies, and IoT platforms to customers in government, education, residential community management, media, transportation, and other private sectors.

Prior to 2014, we generated majority of our revenues through selling our products to public service entities to help improve their operational efficiency and service quality. Our representative customers included China Ministry of Public Security, provincial bureaus of public security, fire departments, traffic bureaus, police stations, human resource departments, urban planning boards, civic administrations, land resource administrations, mapping and surveying bureaus, and the Shenzhen General Station of Exit and Entry Frontier Inspection.

In 2014, we generated revenues from sales of hardware products, software products, system integration services, and related maintenance and supporting services. Starting in 2015, with the introduction of our cloud-based software as a service (SaaS) offering, we generated additional recurring monthly revenues from SaaS fees.

In May 2017, we completed the business transformation and rolled out CAT and IoT technology based digital ads distribution network and new media resource sharing platform in the out-of-home advertising market. In 2017, 2018 and 2019, we generated most revenue from selling fully integrated ads display terminals. Starting from 2020, we had a portion of revenue generated from the sale of cloud severs as part of our CBT business. The revenues generated from SaaS and other software products and services remained small.

In June 2021, the Company consummated an acquisition of 100% of the equity interest of Taoping New Media Co., Ltd (“TNM”), a leading media operator in China’s out-of-home digital advertising industry. TNM focuses on digital life scenes and mainly engaged in selling out-of-home advertising time slots on its networked smart digital advertising display terminals with artificial intelligence and big data technologies.

In 2021, the Company ventured into blockchain related business through the launch of cryptocurrency mining operations and established new subsidiaries in Hong Kong to diversity revenue streams, following a decline in its Traditional Information Technology (TIT) business segment.

In September 2021, the Company and the Company’s wholly owned subsidiary, Information Security Technology (China) Co., Ltd. entered into an equity transfer agreement with Mr. Jianghuai Lin, the sole shareholder of iASPEC. Upon closing of the equity transfer, the Company’s existing variable interest entity structure was dissolved and iASPEC became a wholly owned indirect subsidiary of the Company.

In January 2022, the Company completed the acquisition of 100% equity interest of Zhenjiang Taoping IoT Tech. Co., Ltd. (“ZJIOT”), aiming to accelerate the Company’s smart charging pile and digital new media businesses in East China.

In December 2022, the Company entered into a series of contracts with certain third parties to sell its cryptocurrency mining and related equipment. The Company also terminated the leases for both the office facility and the storage rooms, which were previously used to house most of its mining machines for its cryptocurrency mining operations, and laid off relevant employees. As a result, the Company had ceased its cryptocurrency mining business by December 31, 2022. The Company disposed of 100% equity interests of Taoping Digital Assets (Hong Kong) Limited to an unrelated third party on September 6, 2023, and disposed of 100% equity interests of Taoping Digital Assets (Asia) Limited and Taoping Capital Limited (including their respective subsidiary) to an unrelated third party on October 27, 2023.

In May 2023, the Company established a subsidiary Taoping EP Holdings (Shenzhen) Co., Ltd. with a majority stake of 51%, to explore the new off-grid wastewater treatment business line.

In September 2023, the Company acquired 80% equity from other shareholders of Fujian Taoping Investment Co., Ltd. with nil consideration, to expand its digital advertising and other businesses in Fujian Province. As a result of the acquisition, the Company currently owns 100% of Fujian Taoping Investment Co, Ltd.

In November 2023, the Company established a subsidiary Taoping (Guangxi) EP Tech Co., Ltd. to expand its wastewater treatment business in Guangxi Province.

In April 2024, the Company established a subsidiary Taoping Industrial (Yunnan) Co., Ltd. to explore business of cross-border trades and services in Yunnan Province.

In June 2024, ZJIOT was dissolved as a result of the Company’s business realignment.

The Company’s business was negatively impacted by COVID-19 pandemic from fiscal years 2020 to 2022. Since the pandemic was largely contained in China in late 2022, and as a result of the recovery of market conditions and customer demands, the Company’s revenue continued to grow in 2023 and the first half of 2024. Revenue in the first half of 2024 was $18.1 million, compared to $14.1 million for the same period of 2023, an increase of $4.0 million, or 28.4%. The Company incurred a net income of approximately $0.6 million for the six months ended June 30, 2024, an improvement from a net loss of approximately $1.8 million for the same period of last year.

Effective at the market opening on August 1, 2023, the Company implemented a one-for-ten share combination of its issued and outstanding ordinary shares where every ten ordinary shares outstanding were automatically combined and converted into one issued and outstanding ordinary share. Any fractional shares resulting from the share combination were rounded up to the nearest whole share. The share combination was intended to increase the per share trading price of the Company’s ordinary shares to satisfy the $1.00 minimum bid price requirement for continued listing on the NASDAQ Stock Market. The Company regained compliance with the Nasdaq minimum bid price rule on August 15, 2023. This share combination did not change the number of shares the Company is authorized to issue or the par value of the ordinary shares. Accordingly, except as otherwise indicated, all share and per share information contained in this report on Form 6-K has been restated to retroactively show the effect of the share combination.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company’s significant estimates include assessment of credit losses and useful lives of property and equipment. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates.

Please see Note 2 to our unaudited consolidated financial statements included elsewhere in this report on Form 6-K for a summary of significant accounting policies.

Recently Adopted and Issued Accounting Pronouncements

Please see Note 2 to our unaudited consolidated financial statements included elsewhere in this report on Form 6-K for a summary of recently adopted and issued accounting pronouncements.

Results of Operations

The following table sets forth key components of our results of operations for the first six months ended June 30, 2024 and 2023, both in dollars and as a percentage of our revenue.

	Six Months Ended June 30, 2024		Six Months Ended June 30, 2023
	(Unaudited)		(Unaudited)
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$18,078,547	100.00%	$14,078,009	100.00%
Costs of revenue	13,937,855	77.10%	10,203,109	72.48%
Gross profit	4,140,692	22.90%	3,874,900	27.52%
Administrative expenses	(2,781,775)	(15.39)%	(3,750,087)	(26.64)%
Research and development expenses	(1,224,244)	(6.77)%	(1,585,894)	(11.27)%
Selling expenses	(259,029)	(1.43)%	(215,152)	(1.53)%
Loss from operations	(124,356)	(0.69)%	(1,676,233)	(11.91)%
Subsidy income	43,641	0.24%	142,324	1.01%
Income (loss) from long-term investments	70,968	0.39%	(836)	(0.01)%
Other income (loss), net	954,447	5.28%	40,767	0.29%
Interest expense and debt discounts, net of interest income	(350,609)	(1.94)%	(261,812)	(1.86)%
Income (loss) before income taxes	594,091	3.29%	(1,755,790)	(12.47)%
Income tax expense	(5,347)	(0.03)%	(34,513)	(0.25)%
Net income (loss) from continuing operations	588,744	3.26%	(1,790,303)	(12.72)%
Net income (loss) from discontinued operations	-	-%	(18,727)	(0.13)%
Net income (loss)	588,744	3.26%	(1,809,030)	(12.85)%
Less: net loss attributable to non- controlling interest	-	-%	-	-%
Net income (loss) attributable to the Company	$588,744	3.26%	$(1,809,030)	(12.85)%

Revenue

Revenue was $18.1 million for the first six months of 2024, compared to $14.1 million for the same period of last year, an increase of $4.0 million, or 28.4%. The increase was primarily due to an increase of $3.2 million of revenue from product sale of servers, cloud-based screens and terminals, an increase of $1.3 million in advertising revenue, and an increase of $0.2 million in software revenue, offset by a decrease of $0.7 million in other revenue. The Company expects that revenue for the second half of 2024 will slightly increase as a result of the growth in the advertising business, as well as in product sales of its cloud-based screens, terminals, and new applications.

Cost of Revenue and Gross Profit

Cost of revenue was $13.9 million for the six months ended June 30, 2024, compared to $10.2 million for the same period of 2023. As a percentage of revenue, our cost of revenue increased to 77.1% for the first six months of 2024, from 72.5% for the same period of 2023. As a result, gross profit as a percentage of revenue was 22.9% for the first six months ended June 30, 2024 compared to 27.5% for the same period of 2023. The increase in the overall gross profits was in line with the increase of total revenue. The decrease in the overall gross margin was primarily resulted from the decreased margin of the advertising business. The Company expects that the gross margin for the remainder of 2024 will be consistent with that for the first half of the year.

Administrative, R&D and Selling expenses

Administrative expenses decreased by $1.0 million, or 25.8%, to $2.8 million for the first six months of 2024, from $3.8 million for the same period of 2023. Such decrease was mainly caused by a decrease in share-based compensation of $1.4 million and a decrease in foreign currency exchange loss of $0.3 million, offset by an increase of $0.7 million in allowance for credit losses. As a percentage of revenue, administrative expenses decreased to 15.4% for the first six months of 2024, from 26.6% for the same period of 2023. The Company expects that the administrative expenses for the remainder of 2024 will be consistent with that for the first half of the year.

Research and development (“R&D”) expenses decreased by $0.4 million, or 22.8%, to $1.2 million for the first six months of 2024, from $1.6 million for the same period of 2023. Such decrease was primarily due to the decrease in depreciation expenses of purchased software, and the decrease in payroll and benefits for R&D staff. As a percentage of revenue, R&D expenses decreased to 6.8% for the first six months of 2024, from 11.3% for the same period of last year. R&D expenses for the remainder of 2024 are expected to be consistent with revenue growth during the same period.

Selling expenses increased by $0.1 million, or 20.4%, to $0.3 million for the first six months of 2024, from $0.2 million for the same period of 2023. The increase was primarily due to the increased payroll expenses for the sales department which was in line with the increase in revenue. Selling expenses for the remainder of 2024 are expected to be consistent with revenue growth during the same period.

Other income (loss), net

Other income for the first six months of 2024 was approximately $1.0 million, compared to other income of approximately $0.04 million for the first six months of 2023. Other income for the first six months of 2024 was mainly generated from the write-off of approximately $1.0 million of accounts payable, other payables and advances from customers.

Net income (loss) attributable to Company

As a result of the cumulative effect of the foregoing factors, we had a net profit attributable to the Company of $0.6 million for the first six months of 2024, improved from a net loss of $1.8 million for the same period of last year.

Liquidity and Capital Resources

As of June 30, 2024, we had cash and cash equivalents of $0.5 million.

As of June 30, 2024, the Company had short-term bank loans of approximately $8.0 million, which mature on various dates from July 6, 2024 to September 27, 2024. The short-term bank loans may be extended upon maturity for another year by the banks without additional charges to the Company. The bank borrowings are in the form of credit facilities. Amounts available to the Company from the banks are based on the amount of collateral pledged or the amount guaranteed by the Company’s subsidiaries. These borrowings bear fixed interest rates ranging from 3.45% to 4.80% per annum. The weighted average interest rates on short term debt were approximately 4.43% and 4.76% for the six months ended June 30, 2024 and 2023, respectively. The interest expenses were approximately $0.2 million and $0.2 million, respectively, for the six months ended June 30, 2024 and 2023.

The Company has renewed bank facilities valued at approximately $1.8 million in July 2024.

In addition, on July 17, 2023, the Company entered into both a public standby equity purchase agreement and a private standby equity purchase agreement with an investor. Pursuant to the agreements, the Company has the right, but not the obligation, to sell to the investor up to $1,000,000 and $10,000,000, respectively, of its ordinary shares, within 24 months and 36 months, respectively, from the date of the agreements. As of August 31, 2024, the Company had received a total of approximately $5.0 million in gross proceeds under these two equity line financings.

We evaluate the creditworthiness of all of our customers individually before accepting them, and continuously monitor the recoverability of accounts receivable individually or in aggregate through aging analysis, as well as past credit loss history and current financial conditions of our customers. If there are any indicators that a customer may not make payment, the Company may consider making provision for non-collectability for that particular customer. At the same time, the Company may cease further sales or services to such customer. We have established an accounting policy to account for allowance for credit loss described in Note 2(e) to our unaudited consolidated financial statements.

The normal credit term is ranging from 1 month to 3 months after the customers’ acceptance of data storage servers or software, and completion of advertising and other services, and ranging from 1 month to 6 months after the customers’ acceptance of ads display terminals. However, because of various factors related to the business cycle, the actual collection of outstanding accounts receivable may be beyond the normal credit terms.

The allowance for credit losses at June 30, 2024 and December 31, 2023, totaled approximately $6.9 million and $25.6 million, respectively, representing management’s best estimate. The following table describes the movements for allowance for credit losses during the six-month period ended June 30, 2024.

Balance at December 31, 2023	$25,591,946
Increase in allowance for credit losses	938,628
Decrease from dissolution of a subsidiary	(1,119)
Amounts written off as uncollectible	(18,751,521)
Foreign exchange difference	(881,602)
Balance at June 30, 2024 (Unaudited)	$6,896,332

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated.

Cash and Financial Position

As of June 30, 2024, the Company had cash and cash equivalents of $0.5 million, compared to cash and cash equivalents of $1.3 million of December 31, 2023. Working capital was $9.2 million as of June 30, 2024, compared to a working capital of $5.2 million as of December 31, 2023.

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023
	(Unaudited)	(Unaudited)
Net cash used in operating activities	$(2,532,001)	$(670,271)
Net cash used in investing activities	$(776,838)	$(348,070)
Net cash provided by financing activities	$2,499,300	$346,394

Operating Activities

Net cash used in operating activities was approximately $2.5 million for the first six months of 2024, compared to net cash used in operating activities of approximately $0.7 million for the same period of 2023. For the first six months of 2024, the negative operating cash flow was primarily attributed to the increase in inventories and advances to suppliers.

Investing Activities

Net cash used in investing activities was approximately $0.8 million for the first six months of 2024, and net cash used in investing activities was approximately $0.3 million for the same period of 2023. Net cash outflow in investing activities for the first half of 2024 and 2023 was primarily due to purchases of property and equipment.

Financing Activities

Net cash provided by financing activities was approximately $2.5 million for the first six months of 2024, mainly attributable to proceeds from issuance of ordinary shares of $2.9 million, offset by $0.4 million in repayment of short-term bank loans. Net cash provided by financing activities was approximately $0.3 million for the first six months of 2023, mainly attributable to borrowings from related parties of $0.4 million, partially offset by $0.1 million in net repayment of short-term bank loans.